Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

The below presentation was used by Spring Valley Acquisition Corp. (“Spring Valley”) in presentations to certain interested parties with respect to Spring Valley’s previously disclosed proposed business combination with Dream Holdings, Inc.

™ AeroFarms Analyst Day | May 24, 2021

Disclaimer Holdings, Inc. (“Dream”) and Spring Valley Acquisition Corp. (“Spring Valley”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Spring Valley, Dream or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of Spring Valley or Dream has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Dream or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Dream and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might,” “will,” “estimate,” “continue,” “contemplate,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “strategy,” “future,” “outlook,” “opportunity,” “will be,” “will continue,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Dream and Spring Valley, including statements as to the expected timing, completion and effects of the proposed transaction, statements regarding each of Dream and Spring Valley, and statements regarding estimates, projections and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Dream’s and Spring Valley’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Dream and Spring Valley. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Spring Valley or Dream is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; the inability to complete the PIPE investment in connection with the proposed transaction; the lack of a third party valuation in determining whether or not to pursue the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Dream; risks related to expansion of Dream’s business and technology; the risk that the vertical farming industry may not grow as large or as quickly as management currently expects, the impact of any future loss of “B Corporation” status on Dream’s business; the effects of competition on Dream’s future business; the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on Dream’s business or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions; the ability of Spring Valley or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in the proxy statement/prospectus filed on Form S-4 with the Securities and Exchange Commission (“SEC”) on May 10, 2021 under the heading “Risk Factors,” Spring Valley’s final prospectus dated November 25, 2020 under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Spring Valley or Dream presently know or that Spring Valley or Dream currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and Dream’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Spring Valley and Dream anticipate that subsequent events and developments will cause Spring Valley’s and Dream’s assessments to change. However, while Spring Valley and Dream may elect to update these forward-looking statements at some point in the future, Spring Valley and Dream specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Spring Valley’s and Dream’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Presentation is based on the estimates of Dream and Spring Valley management. Dream and Spring Valley obtained the industry, market and competitive position data used throughout this Presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Dream and Spring Valley believe their estimates to be accurate as of the date of this Presentation. However, this information may prove to be inaccurate because of the method by which Dream or Spring Valley obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. Use of Projections This Presentation contains projected financial information with respect to Dream. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. 2

Important Information and Where to Find It Disclaimer (cont’d) No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the Proposed Business Combination among Dream and Spring Valley or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. Participants in the Solicitation Spring Valley and Dream and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of Spring Valley is in its final prospectus filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Business Combination. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or any other document to be filed by Spring Valley with the SEC. Some of the financial information and data contained in this Presentation, such as earnings before income taxes, depreciation and amortization (“EBITDA”), have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Spring Valley and Dream believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Dream’s financial condition and results of operations. Dream’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Spring Valley and Dream believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Dream’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Dream is not able to forecast net income on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP, and therefore has not provided a reconciliation for forward-looking EBITDA. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Dream’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Dream's audited financial statements, which will be included in the Registration Statement. Trademarks and Intellectual Property All trademarks, service marks, and trade names of Dream or Spring Valley or their respective affiliates used herein are trademarks, service marks, or registered trade names of Dream or Spring Valley, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not intended to, and does not imply, a relationship with Dream or Spring Valley, or an endorsement or sponsorship by or of Dream or Spring Valley. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Dream or Spring Valley will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. 3

AeroFarms is bringing agriculture to new heights through technology and innovation 4

Transaction Overview

- In March 2021, AeroFarms entered into an agreement to merge with Spring Valley Acquisition Corp. (Nasdaq: SV)
- The business combination fully funds the equity for the business plan as presented in the projections – constructing 16 farms, developing future models of proprietary farming technology and R&D investing for potential new products
- After closing, the combined company is expected to have an estimated pro-forma equity value of approximately $1.2 billion and will remain listed on Nasdaq under the new ticker symbol ARFM
- The business combination will close after effectiveness of the S-4 and shareholder approvals, among other closing conditions, currently estimated to occur in July

TRANSACTION SIZE

- $232mm cash in trust from Spring Valley Acquisition Corp. (Nasdaq: SV)[1]
- $125mm PIPE – Sponsor and existing investors $40mm+

VALUATION

- ~$850mm pro-forma enterprise value
- 2.6x 2025E revenue and 10.4x 2025E EBITDA[2]
- Attractive valuation versus other leading sustainable high-growth food peers

CAPITAL STRUCTURE

- $347mm in cash to fund operations and accelerate growth[1]
- Fully funds equity portion of capital required to execute business plan in projections

OWNERSHIP[1]

- 65.0% existing shareholder equity rollover
- 2.7% AeroFarms convertible notes holders
- 22.1% SPAC including founder shares
- 10.2% PIPE Investors



AEROFARMS

[1] Assumes no redemptions from Spring Valley Acquisition Corp.; includes cash to balance sheet from convertible note; assumes $40mm in transaction expenses; [2] Multiples based off pro-forma implied enterprise value; 2025E Revenue $329.9mm and 2025E EBITDA $82.0mm

5

Today’s Agenda COMPANY OVERVIEW David Rosenberg (CEO and Co-Founder) and Gary Cohen (CRO) TECHNOLOGY PLATFORM Roger Buelow (CTO) and Stacy Kimmel, PhD (VP of R&D) LEAFY GREENS PRODUCTS Marc Oshima (CMO and Co-Founder) and Dane Almassy (VP of Sales) LEAFY GREENS FARMS Andreas Sokollek (COO) and Gary Cohen (CRO) GROWTH OPPORTUNITIES Roger Buelow (CTO) FINANCIAL OVERVIEW Guy Blanchard (CFO) QUESTION & ANSWER Various 6

AeroFarms Vision and the Future of Farming Addressing social and environmental macro trends through science and innovation AeroFarms leads in vertical farming through a history of innovation, proprietary technology and strategic partnerships AeroFarms data science driven and fully-controlled proprietary technology platform enables the company to better understand plant growth, optimize farms, improve quality, and reduce costs With this platform, AeroFarms drives its leafy greens business, providing customers products with superior flavor, taste and texture Extensive growth opportunities to expand into new markets and enter new product categories with industry leading strategic partnerships Proven farm key performance indicators (KPIs), investment in continued innovation and an accelerated farm rollout schedule drive strong projected financial performance 7

COMPANY OVERVIEW 8

AeroFarms Leads the Industry in Vertical Farming and More


FARM OPERATIONS

AeroFarms built and operates **the largest vertical farm in the world** and sells great tasting leafy greens. To date, the company has **grown over 550 different varieties** of fruits and vegetables and uses its understanding of plant biology to optimize farming systems.


TECHNOLOGY INNOVATION

With **over 250 invention disclosures**, AeroFarms is constantly developing and improving its proprietary mechanical, operating, environmental and biological systems.


DATA SCIENCE

The AeroFarms sensor network feeds a **vast library of data, collected over 15 years of operations**, allowing the company to understand plants at unprecedented levels and solve agriculture-related supply chain problems.


/World
DELLTechnologies/World
STRATEGIC PARTNERSHIPS

AeroFarms **partners with leading S&P 500 companies and government agencies**, using its growing platform and experience to further provide solutions in agriculture.

AeroFarms Has Been Recognized With Over 50 Awards Since 2011:

TIME BEST INVENTIONS 2019

FAST COMPANY 2019 MOST INNOVATIVE COMPANIES; THE WORLD'S MOST INNOVATIVE COMPANIES 2018 — 2x winners

THE FOODTECH 500 powered by FORWARD FOODING — Ranked #1

FAST COMPANY WORLD CHANGING IDEAS; WORLD CHANGING IDEAS 2019; WORLD CHANGING IDEAS 2020; WORLD CHANGING IDEAS 2021 — 4x winners

BIG INNOVATION 2021

2021 CEA Award Winners

2020 GLOBAL CLEANTECH 100

Inc. disruptors 2017

GLOBAL SDG AWARDS

The Circulars — Inaugural Winners

THRIVE TOP 50

RED HERRING WINNER 100 GLOBAL

RED HERRING 100 WINNER N. AMERICA

THE WALL STREET JOURNAL ECO:nomics CREATING ENVIRONMENTAL CAPITAL

AEROFARMS 9

Champion for Plants, People and the Planet


AEROFARMS
WE ARE ON A MISSION TO GROW THE BEST PLANTS POSSIBLE FOR THE BETTERMENT OF HUMANITY.

Stewarding Sustainability

AeroFarms was the first and only agriculture company honored by the **Ellen MacArthur Foundation** as one of the **Circular Economy 100**

Inaugural Winners


Certified
B
Corporation

Proud to be a B Corporation

AeroFarms has been a **B Corporation since 2017**, certified by the nonprofit B Lab for meeting rigorous standards of social and environmental performance, accountability, and transparency



Serving the Community

AeroFarms serves local communities through its for-profit small farms program, including a Newark charter school visited by former **First Lady Michelle Obama** and Jersey City, host of the first-in-the-nation municipal vertical farming program, with the **World Economic Forum**


NJ
RC

Providing Second Chance Opportunities

Since 2016 AeroFarms has been providing employment to those formerly incarcerated and was one of five companies recognized by the **New Jersey Reentry Corporation** for this work in 2020

AEROFARMS 10

World Class Leadership Team with Decades of Experience



David Rosenberg
Chief Executive Officer and Co-Founder

- Successful serial entrepreneur, 14+ years leading Silicon Valley VC backed companies
- Member of World Economic Forum (WEF) and WEF Global Internet of Things Council
- Co-founded and co-chaired WEF YGL Circular Economy Taskforce
- 3 Team U.S. Gold Medal National Championships in Fencing and 2 Individual Silver Medals
- MBA from Columbia Business School

Hycrete PaineWebber



Guy Blanchard
Chief Financial Officer

FORTRESS AMONIX GATX



Mark Boyland
General Counsel

Benjamin Moore TATA SCHOLASTIC



Roger Buelow
Chief Technology Officer

energy focus General Electric



Gary Cohen
Chief Revenue Officer

BD



MaryAlice Feinstein
Chief People Officer

Google



Marc Oshima
Chief Marketing Officer and Co-Founder

Citarella L'ORÉAL The Food Emporium



Andreas Sokollek
Chief Operating Officer

SCHWEID & SONS CHOBANI Kraft



Dane Almassy
VP of Sales

Earthbound Farm Organic Aurora Organic Dairy PEPSICO



Stacy Kimmel, PhD
VP of R&D

Campbell's McCormick

AEROFARMS 11

Backed by a Strong Board and Investor Base INVESTOR BASE David Rosenberg Chief Executive Officer and Co-Founder Stephan Dolezalek Non-Executive Chairman Audit Committee Compensation Committee Jim Borel Compensation Committee Chair Alastair Cooper Audit Committee Deborah Frodl Compensation Committee Omar Karim Nominating and Corporate Governance Committee Bethmara Kessler Audit Committee Chair Peter Lacy Nominating and Corporate Governance Committee Patrick Wood III Nominating and Corporate Governance Committee Chair Note: Depicts New AeroFarms Board of Directors after closing of business combination with Spring Valley Acquisition Corp. 12

Helping Solve the Global Sustainability and Food Crisis




1/3 Lost



Macrotrend

POPULATION GROWTH
Food production **will need to increase by 69%** by 2035[1] to feed the growing population and expanding middle class

WATER SCARCITY
Global water demand is **set to increase by 55%** from 2000 to 2050[2]

ARABLE LAND LOSS
The world has **lost 1/3 of its arable land** in the last 40 years[3] due to soil erosion and contamination by toxic metals[4]

SOCIAL AWARENESS
With **pesticide residues on 70% of washed produce** in the US, people are concerned with sustainability and chemicals on their food[5]

SUPPLY CHAIN
~$1.2 trillion worth of food is lost or wasted each year,[6] exacerbated by risks of disease and climate change

AeroFarms Solution

Up to **390x as productive** as a field farm[7]

Uses up to **95% less water** than regular field farmers

Uses as little as **0.3% of the land** of a field farmer[7]

Grows using **zero pesticides**

Locally produced for **fresher food** and **less waste**

Solutions are **enabled by AeroFarms' rapid innovation** in mechanical design, biological science and data analytics and controls

AEROFARMS

[1] World Resources Group: The Future of Fresh Water; [2] Environmental Outlook to 2050: The consequences of Inaction; [3] The Guardian: Earth has lost a third of arable land in past 40 years; [4] US FDA: Metals and Your Food ; [5] The Guardian: Pesticide residues found in 70% of produce sold in US even after washing; [6] USDA for Romaine and Leaf Lettuce; [7] Calculation is based on AeroFarms' annual crop turns, levels of vertical growing and output per square foot versus values for a conventional field farm in a region like New Jersey with one crop turn per year

13

Unrivaled Sustainability and Productivity

		AEROFARMS		High-tech Greenhouse		Conventional Farming	
CROP TURNS	FASTER	Up to 26	Crop turns	12	Crop turns	1 - 3	Crop turns
YIELD[1]	HIGHER OUTPUT	Up to 390x	lbs/sqft[1]	12x	lbs/sqft	1x	lbs/sqft
WATER USE	MORE EFFICIENT	Up to 95%	Water savings	90%	Water savings	0%	Water savings
QUALITY	BETTER		Most consistent product		Somewhat consistent product		Least consistent product
LONG TERM COST STRUCTURE[2]	BECOMING CHEAPER		Declining costs		Slightly declining costs		Increasing costs

AEROFARMS [1] Calculation is based on AeroFarms' annual crop turns, levels of vertical growing and output per square foot versus values for a conventional field farm in a region like New Jersey with one crop turn per year; [2] Farmland Prices In The United States according to the USDA

14

Growing Market Opportunity in Vertical Farming

- ✓ The **Controlled Environment Agriculture (CEA) sector** has gained market share over the last several decades
- ✓ **High-tech greenhouses** are limited in their capabilities compared to vertical farms
- ✓ **Vertical farms** have emerged as an alternative to greenhouses, capable of greater environmental control and plant outputs

	AeroFarms Vertical Farms	High-tech Greenhouses
Environmental Control	FULL	PARTIAL
Building Footprint	SMALLER	LARGER
Product Quality	HIGH	MODERATE
Use of Pesticides	NEVER	SOMETIMES

Vertical farming is expected to be a **~$12.7 billion** market by 2026 with a **22.3% CAGR** from 2021 to 2026[1]



AEROFARMS

[1] Allied Market Research Vertical Farming Market Global Opportunity Analysis

15

Fresh Produce is a $1.4 Trillion Industry Global fresh produce breakdown (2019) ² Leafy greens Leafy greens, baby greens, microgreens, herbs, and niche 2 From 2019 to 2023, fresh produce is projected to From 2019 to 2023, leafy greens is projected to Other¹ vegetables varieties: $78 BILLION ³ Berries grow 7% CAGR to be a 1 grow 7% CAGR to be a 2 $1.8 trillion industry $103 billion industry Global fresh produce Global leafy greens industry: $1.4 trillion1 ¹ Other fruits of shop5per8s pr%efer to buy local produce4 Local produce market 1 BMI 2019 retail food market data, excludes foodservice sales; 2 BMI 2019 leafy greens market data defined as leaf and stem vegetables; 3 2019 Technavio Global Berries Market; 4 CStoreDecisions Consumers Increasingly Value Local Food article 16

Innovating Vertical Farming at Scale for 15 Years

Understanding how innovation in vertical farming scales is important. Since its founding in 2004, AeroFarms has differentiated from the industry, proving its technology, testing innovation and evolving its design through five generations of farm models.

2004

Model 1

Model 1 farm launches with **first leafy greens sales**



2013



Technology update

Refines and **optimizes technology for commercial use**

2016

Large-scale farming

Builds world's largest vertical farm in Newark (including automated components) and begins large-scale farming



2019



Improvements

Improves grow towers and innovates in numerous **ancillary equipment** around the farm to reduce costs and improve major KPIs

2020

New projects

Achieves major KPIs at scale and announces new projects in Abu Dhabi and Jersey City



Rendering of AgX facility in Abu Dhabi; completed facility may be different

2021 and beyond


AEROFARMS

Groundbreaking for next commercial farm in Danville, Virginia

Scale and development

Construct **additional facilities** around the world, introducing **Model 5 and future generations of the farm model** to expand scale and improve farm-level unit economics

AEROFARMS 17

TECHNOLOGY PLATFORM 02 18

Market Leader with Vertical Integration Across All Disciplines of vironme Controlled E Deep understanding of plant biology Data science enabling fully-connected agriculture Mechanical design of grow towers and ancillary equipment Optimizing plant performance enables: ✓ New varieties Higher quality ✓ Lower costs Operations at scale, with controlled standard operating procedures Tightly controlled environment Optimized plant genetics 19

Key Components of AeroFarms' Technology Platform

Advanced grow towers

- **Aeroponic technology** to allow plant roots to receive the optimal amount of nutrients at the optimal time
- Proprietary cloth grow medium is typically **reusable** and/or **recyclable**





Expertise in **HVAC and building design**

Unique **horticulture luminaire** and LED technology

Extensive library of 200+ **standard operating procedures**

Automated **nutrient delivery system**

Plant genetics, optimized for indoor plant growing

Full automation across loading, unloading, seeding, growing, harvesting and packaging



Digital controls, including:

- **Integrated algorithm** for every stage of grow cycle (including custom lighting)
- **agSTACK** software with integrated PLC and SCADA systems

AEROFARMS 20

Understanding Plant Biology at Unprecedented Levels ▪ AeroFarms has grown over 550 varieties of leafy greens and other fruits and vegetables ▪ Team of plant scientists develop custom algorithms to precisely define the conditions each plant needs to thrive ▪ This understanding allows AeroFarms to optimize performance, cultivate new varieties, improve quality, lower costs and optimize efficiency Measuring environmental conditions Assessing leafy green growth Reviewing experimental data 21

Precision Control Enabling Unparalleled Performance for Plants

Influencing Genetics and Their Expression through Environmental Inputs…



AIR SPEED
TEMPERATURE
LIGHT SPECTRUM
RELATIVE HUMIDITY
LIGHT INTENSITY
CO_2 LEVELS
WATER LEVELS
LIGHT FREQUENCY
NUTRIENT / MICRONUTRIENT MIX

…Improves Plant Outputs and Farm Economics

- Taste
- Nutrition
- Texture
- Consistency
- Yield
- Color
- Shelf Life



AEROFARMS 22

Integrating Mechanical Design to Optimize Performance Examples of integrated components include: LED LIGHTING: By managing its supply chain and controlling design, AeroFarms sources lights that it believes are 5 – 25% more efficient and as little as half the cost as those from today’s largest industry suppliers. PRECISION AEROPONICS: Proprietary aeroponic technology is used to mist the roots of leafy greens with targeted nutrients, water and oxygen. This is integrated with a proprietary growth media, often made of BPA-free, post-consumer recycled plastic. NUTRIENT DELIVERY: AeroFarms uses an automated nutrient delivery system to distribute a combination of up to 18 nutrients and micronutrients to each grow tower and deliver plants what they need to thrive. 23

Innovating in Lighting for Cost Savings and Greater Efficiency Greater Efficiency Performing at what AeroFarms believes is 5 to 25% more efficient than LEDs from today’s largest industry suppliers, resulting in lower operating expenses Adaptable Design lighting to be agnostic of LED die sources and exclusivity deals Designed for Safety Tested by a third-party safety agency Lower Cost Manage the supply chain to keep costs lower than the market rate Optimized Reliability Understand each individual component and build on technology from the US Navy and Defense Advanced Research Projects Agency 24

agSTACK System Powers a Fully-Connected Farm

agSTACK

HARDWARE

AeroFarms hardware includes a combination of proprietary grow tower components and AeroFarms customized systems, sensors, valves and pumps

INTELLIGENT CONTROL SYSTEMS

Custom control systems are engineered in-house and use AeroFarms programming code libraries to control specific farm hardware components and smart devices

SUPERVISORY CONTROL AND DATA ACQUISITION (SCADA)

AeroFarms SCADA system contains unique visual templates for farm operations, while providing models for data exchange between controls and MES

MANUFACTURING EXECUTION SYSTEM (MES)

Custom MES modules analyze data inputs and identify optimal algorithms and setpoints to continuously improve farm performance

agSTACK ensures **seamless integration** across components, drives **traceability** for farm operations, and powers **data insights and machine learning** for continuous improvement

AEROFARMS 25

Vast Library of Data Enables a Networking Effect Across Farms

GROW THE BEST PLANTS POSSIBLE
Sensors, controls and multi-spectral imaging allow AeroFarms to deliver the right light, water, nutrients, oxygen, CO_2 and temperature most suited for each plant variety throughout its farms

APPLY LEARNINGS TO BE GREAT FARMERS
Working in a multi-disciplined approach, AeroFarms delivers plants what they want in the most effective way to improve plant quality and farm economics


DATA COLLECTION
DATA LOOP
DATA ANALYSIS
CONTINUOUS IMPROVEMENT

UNDERSTAND PLANT BIOLOGY AT UNPRECEDENTED LEVELS
Isolating variables to continually test assumptions and using data analytics and machine learning allows AeroFarms to best understand plant biology and improve plant genetics

SAMPLE TECHNOLOGY PARTNERSHIPS

DELL — Partnered to **unearth data** and **drive greater plant insights**

NOKIA Bell Labs — Partnered to co-develop **machine vision capabilities** to monitor plant health analytics and detect growing anomalies

AEROFARMS 26

Harnessing Machine Vision to Capture Plant Insights Leaf size segmentation to inform plant health and potential yields Machine learning used to detect health of plants Pixel-based analysis used to detect plant health Note: plants in selected images are intended to represent a variety of plant conditions for testing purposes 27

Applying the AeroFarms Platform to Innovate Plant Genetics

SAMPLE GENETICS PARTNERSHIPS

HORTIFRUT
BERRIES FOR THE WORLD EVERY DAY

AeroFarms has partnered with **Hortifrut**, the largest global blueberry grower, to jointly research and develop blueberry and caneberry production optimized for indoor growing

PRECISION INDOOR PLANTS

AeroFarms is a Founding Member of the **Precision Indoor Plants (PIP) Consortium** and Principal Investigator for its first and largest project to co-optimize conditions for lettuce

CRISPR-Cas9 is a gene-editing technique which earned its developers the 2020 Nobel Prize in chemistry; AeroFarms has co-developed one of the **first ever produce products using CRISPR-Cas9**



AEROFARMS 28

AeroFarms Innovation Drives Improvements Across the Farm



LIGHTING EFFICIENCY
AeroFarms' LED efficiency has **increased 59% over the last five years**



YIELD IMPROVEMENT
From January to December 2020, AeroFarms saw a **23% increase in yield**[1]



IMPROVED GENETICS
Improving plant genetics by isolating variables and **continually testing assumptions**



QUALITY
Tight control of light, water, nutrients, oxygen, CO_2 and temperature results in **high-quality, flavorful plants**



GROW CYCLE
AeroFarms has improved the grow cycle for baby leafy greens **from 20 to 14 days**

COST

LIGHTING COST

AEROFARMS COST

TIME

AeroFarms economics are competitive, selling at parity today and headed lower for future potential product offerings

[1] Harvest Yield increase calculated from January 2020 to December 2020 at the Rome Street Farm (current commercial facility), normalized to the production capacity of the Model 5, 48-grow tower farm design

AEROFARMS 29

Dedication to Investment in Technology and IP A WORLD CLASS INNOVATION TEAM……FUELS A ROBUST AND GROWING IP PORTFOLIO1 Technological innovation is driven by AeroFarms’ world-class team of 45 INNOVATORS, who make up 50% of all corporate employees, including: 290 invention disclosures 64 active invention disclosures in the pipeline ▪ Engineers ▪ Plant scientists ▪ Computer programmers PATENTS 20 active patent families 15 granted (issued) patents 38 pending patent applications TRADE SECRETS 46 designated trade secrets 1 Snapshot as of March 2021 30

Bringing R&D to the UAE and the Middle East Region ▪ AeroFarms expects to break ground on its Abu Dhabi Research Center (AgX) in June 2021 ▪ R&D at AgX is expected to enable new business lines, technologies and the growth of the AeroFarms platform, while serving as a hub for regional expansion ▪ AgX is backed by the Abu Dhabi Investment Office (ADIO), which is focused on economic, knowledge, and community development to solve regional and global challenges in agriculture R&D CAPABILITIES Organoleptic research and phenotyping Machine vision and learning Speed breeding Phyto-chemical analysis Robotics and automation Rendering of AgX facility in Abu Dhabi; completed facility may be different 31

LEAFY GREEN PRODUCTS 03 32

Leafy Greens are the Ideal Initial Category for Disruption AEROFARMS provid ❑ Less spoilage ❑ No food contamination ❑ Less variability in quality ❑ No supply seasonality ❑ Fewer risks due to centralized production ❑ Less pesticide use ❑ Lower supply chain / transportation costs ✓ Superior flavor and quality ✓ Production closer to the consumer ✓ New standard for food safety ✓ Consistency ✓ Year-round growing ✓ Democratized production ✓ Zero pesticides ✓ Strong unit economics ✓ Up to 95% less water es leafy greens with: The short leafy greens growth cycle allows for rapid experimentation and innovation, providing AeroFarms with data insights to enhance its technology platform and expand to other product areas 33

Winning at Retail with Great Tasting Leafy Green Products

- In 2020 **AeroFarms products performed on average 50% better** than the average velocity per SKU of the indoor farming industry[1]
- AeroFarms received a **best-in-class Net Promoter Score of 55**; 57% higher than the indoor vertical farming segment average[2]
- AeroFarms product is currently available in the Northeast, including Whole Foods Market, where AeroFarms experienced **over 500% growth from 2019 to 2020**
- AeroFarms locally grown produce wins on **quality**, **flavor, taste and texture** with products that are priced competitively with organic players and other local farmers
- Along with baby leafy greens, AeroFarms sells products in **high growth segments**, such as microgreens


AEROFARMS
sustainably grown indoors | no pesticides ever
micro broccoli
mighty + balanced
micro super mix
hearty personal salad
baby kale
sweet + tender
baby bok choy
baby arugula
perfectly peppery
Taste Our Difference
Locally Grown

[1] Nielsen W/E 12/5/20 latest 52 weeks (collection of 5 leading grocery retailers in New York Metropolitan Area), combined with Nielsen FY2020 latest 52 weeks (1 leading grocery retailer in the New York Metropolitan Area);
[2] Net Promoter Score is a key indicator of customer satisfaction, measured through third-party testing conducted by Qualtrics

34

AEROFARMS
sustainably grown indoors | no pesticides ever
baby kale
sweet + tender
Taste Our Difference

Top Tastemakers Applaud AeroFarms Products

"**An exquisite culinary experience**"

Edmund LaMacchia, VP of Procurement – Perishables, Whole Foods Market (former)

"This is what I love about AeroFarms – that it's technology that's **allowing people to farm better and smarter** – and it makes **really delicious food**."

David Chang, Celebrity Chef and Founder of the Momofuku restaurant group

"I had the distinct pleasure of sampling AeroFarms product – right out of the growing trays, then took a bag of greens home. Not only was the **flavor density stunning and delicious**, but the **large bag of greens lasted a week**. It likely would have lasted longer, but I ate them all. What a **remarkable and timely approach to leveraging urban assets for nutrient dense food production**."

Michel Nischan, renowned chef / leader in the sustainable food movement and President/ CEO Wholesome Wave

AEROFARMS 35

Representative Customer Mix Aligns with Expansion Strategy

NATURAL

AeroFarms has sold to Whole Foods Market since 2017 and partnered to introduce two microgreen SKUs in Q4 2019

ECOMMERCE

AeroFarms sells a portfolio of SKUs to strategic ecommerce partners with the ability to scale regionally and nationally

GROCERY

AeroFarms has sold to ShopRite since 2015, a regional grocer representative of a diverse set of consumers



FOOD SERVICE

AeroFarms partners with Baldor Specialty Foods to distribute greens to boutique grocery and food service partners


AEROFARMS
Vertical Farming
Elevated Flavor™
Vertical Farming,
Elevated Flavor.™
JERSEY FRESH
AEROFARMS

AEROFARMS 36

Powerful Brand Messaging Resonates with Shoppers

In 2021, AeroFarms refreshed its consumer brand; rather than lead with product attributes alone, AeroFarms' brand today aligns with shoppers who more than ever are embracing technology (the *how*) and sustainability (the *why*).


AEROFARMS
sustainably grown indoors | no pesticides ever
baby arugula
perfectly peppery
Locally Grown
Net Wt. 4oz (113 g) | No Washing Needed | Vertically Farmed in NJ
Taste Our Difference
Award-winning greens, grown with purpose and bursting with flavor.

Leading with purpose: AeroFarms is a Certified B Corporation with product that is *sustainably grown indoors* with *no pesticides ever*

Product front and center: AeroFarms packaging features one of the largest windows on the shelf, showcasing the quality and freshness of its product

Spectrum of flavor: Different color gradients for each SKU represent the diversity of flavors and tastes accentuated by AeroFarms products

A higher standard: New packaging celebrates AeroFarms award-winning track record and recognizes key industry certifications like non-GMO verification

AEROFARMS 37

AeroFarms Products Represent a Spectrum of Flavor


sweet
+ grassy

The FlavorSpectrum™ represents the breadth of flavors and varieties grown by AeroFarms. Across the leafy greens packaging line, each color is paired with a specific tasting note: cool blue colors represent sweet and mellow notes, while intense reds represent bold and zesty flavors.


AEROFARMS
baby kale
AEROFARMS
micro kale
AEROFARMS
micro super mix
AEROFARMS
micro broccoli
AEROFARMS
micro arugula
AEROFARMS
baby arugula
AEROFARMS
micro spicy mix
AEROFARMS
baby watercress
AEROFARMS
micro rainbow mix
AEROFARMS
baby bok choy
sweet
earthy
green
peppery
mustard
hot
zesty
floral
umami
anise

AEROFARMS
38

Strong Brand Presence Brings Value to the AeroFarms Story



TOP TIER EARNED MEDIA

AeroFarms innovation and expertise has been featured in leading international media outlets and publications

The New York Times · bon appétit · FORTUNE · TIME · THE NEW YORKER · FAST COMPANY · Inc. · Forbes · NATIONAL GEOGRAPHIC · BUSINESS INSIDER · WSJ



PARTNERSHIPS WITH TOP TASTEMAKERS

AeroFarms has a flavor halo with some of the top chefs and culinary brands in the world, having partnered with **Chef David Chang** and **Chef Marcus Samuelsson**



CENTER STAGE FOR THE INDUSTRY

Representatives from AeroFarms are continuously recognized as speakers at headline industry events including conferences organized by the **World Economic Forum, Milken Institute, US Department of Agriculture,** and **The Culinary Institute of America**

2018 - 2020 MEDIA SHARE OF VOICE[1]

AeroFarms leads the way in media impressions in the industry



Competitor 1
Competitor 2
Competitor 3
Competitor 4
AeroFarms 27%
Competitor 5
Competitor 6
Competitor 7
Competitor 8

[1] Meltwater 2018 - 2020

AEROFARMS 39

40 LEAFY GREEN FARMS 04Andreas Sokollek (COO) and Gary Cohen (CRO)

Operating at Scale at Target KPI Levels

With its experienced team and a robust set of over 200 standard operating procedures, AeroFarms has operated its Newark farm at target KPI levels and is ready to scale to new farms across the US.

PROCUREMENT

AeroFarms procurement team strategically sources key growing equipment and inputs like seeds and packaging

OPERATIONS

The AeroFarms team works daily to keep plants growing – seeding, harvesting, packaging and sanitizing across the farm

SUPPLY CHAIN

AeroFarms coordinates with customers to deliver and distribute product for local shoppers to enjoy

PEOPLE SAFETY

Throughout the grow process, the AeroFarms team monitors, manages and mitigates risks to people safety

FOOD SAFETY AND QUALITY ASSURANCE

AeroFarms traces its products from seed to package and is food safety certified under major industry schemes including USDA, NSF and SQF

OPERATIONAL FINANCE

Finance supports operations to track key metrics such as COGS and revenue

AEROFARMS 41

AeroFarms has Broken Ground on its Next Farm in Danville, VA AeroFarms began construction on its Danville, Virginia, farm in April 2021 and expects to begin commercial operations in mid-2022. 50mm+ people within 1 day’s drive1 representing unmet market potential 1,000+ food retailers in the region and proximity to key sales channels with at least 6 top retailer distribution centers within 250 miles R&D partnership opportunities with nearby universities with engineering and environmental sciences programs <$0.06 kWh energy costs, reliable infrastructure, excellent access to utilities and competitive, skilled workforce 1Defined as a 500 mile radius; Statista 2019 Population of US MSAs 42

Ready to Bring Leafy Green Farms to New Markets

FARM PIPELINE

DANVILLE, VIRGINIA	NEXT FARM *Target locations*	FUTURE FARMS *Partial list of locations to serve target markets*	
April 2021[1] Model 5, 48-tower farm	**Q1 2022[1]** 48-tower farm	**Q2 2022[1]** 48-tower farm	**Q3 2022[1]** 48-tower farm



Newark, NJ
Greater St. Louis
Danville, VA
Southern US
Texas Triangle

Note: Map is illustrative; 300-mile target areas not to scale

SITE SELECTION METHODOLOGY

Prioritize locations for new farms considering:

- ☑ **CUSTOMER:** quality, expansion strategy
- ☑ **MARKET DEPTH**: population within 1 day drive
- ☑ **COSTS:** utilities, labor, construction, logistics
- ☑ **SPEED TO BUILD:** Permitting, ready utilities and infrastructure
- ☑ **INCENTIVES:** Ability to attract incentives that reduce costs or create capital

AeroFarms also won a **World Wildlife Fund** RFP to partner in developing a potential future farm

DEVELOPMENT TIMELINE

Priority Market Selection → ~3 – 4 months: *Competitive multi-state RFI, comparative site analysis, incentive negotiations* → **Site Selection** → ~4 – 5 months: *Engineering and design, competitive bids, permitting* → **Financial Closing / Start of Construction** → ~12 months: *Construction of farm, equipment commissioning, staff hiring and training* → **Start of Commercial Operations** → ~6 months: *Ramping of commercial production* → **Full Production**

AEROFARMS
[1] Date represents financial closing / start of construction for each farm location
43

GROWTH OPPORTUNITIES 05 44

Leveraging Growth through Strategic Partners Across Sectors SAMPLE COMPANIES Largest global blueberry grower Israeli lighting company Communications and technology research arm of Nokia Plant nutrition and fertigation company Agricultural biotechnology company Multinational computer technology company Indoor agriculture division of Osram Innovator in biotechnology and speed breeding Multinational agriculture and chemicals company SAMPLE UNIVERSITIES, NONPROFITS AND GOVERNMENT AGENCIES Agriculture-focused university within the University of California system Sensory Evaluation Laboratory in Department of Food Science at leading New Jersey university Binational foundation between Israel and the US Federally-funded nonprofit foundation established through bipartisan congressional support in 2014 Farm Bill US Department of Agriculture’s chief scientific in-house research agency US Department of Agriculture institute that administers federal funding to address agricultural issues 45

Steering over $15M in Federal and State Funding at the World's Top Agriculture Universities

Greenhouse Lighting and Systems Engineering (GLASE)

AeroFarms is on the Industry Advisory Board member recommending research on controlled environment agriculture

Cornell University. Rensselaer RUTGERS

OptimIA

AeroFarms is a member of the economics committee and a member of the research advisory committee to focus on optimizing indoor agriculture for leafy greens production

The University of Arizona. Michigan State University. The Ohio State University. Purdue University

Lighting Approaches to Maximize Profits (LAMP)

AeroFarms is a member of the research advisory committee, working to maximize the ROI of lighting systems

Cornell University. RUTGERS. UtahState University. University of Georgia. Colorado State University

Sky High Consortium

AeroFarms manages three projects funded by the PIP Consortium to study conditions for lettuce, strawberries and tomatoes in vertical farms

Wageningen University & Research

AEROFARMS 46

Accessing $1.8 Trillion Market Opportunity Strategic Partnerships

Expansion into Berries and Other Markets

Fresh produce market opportunity: $1.3tn[1]

Producing higher-quality berries and other traditionally seasonal produce year-round

Work to Date Includes:

- Have grown thousands of berry plants in R&D facilities since 2017
- Partnered with Hortifrut to optimize blueberry and caneberry production for vertical farming

HORTIFRUT · UC DAVIS Plant Breeding Center · USDA

Pharmaceuticals, Nutraceuticals and Cosmeceuticals

Broader market opportunity: $471bn[2]

Using plants as bioreactors to produce proteins and inputs for other applications

Work to Date Includes:

- Actively participating in a National Institutes of Health (NIH) sponsored trial
- Growing an Active Pharmaceutical Ingredient (API) for COVID-19 (or other SARS) therapeutic trial

NIH National Institutes of Health

Advanced Genetics Products and Services

Broader market opportunity: $56bn[3]

Using fully-controlled platform for speed breeding and genetic development

Work to Date Includes:

- Founding Member of the PIP Consortium and Principal Investigator for first and largest project (lettuce)
- Co-developed one of the first ever produce products using CRISPR-Cas9

PIP · BASF · GreenVenus · FFAR · BENSON HILL · FLUENCE by OSRAM

Technology Components

Broader market opportunity: $10bn[4]

Potentially selling components of technology platform, including lighting and agSTACK system

Work to Date Includes:

- Co-developed standalone machine vision capabilities with Nokia Bell Labs
- Co-developed a horticulture luminaire
- Developing proprietary automated nutrient delivery and agSTACK systems

NOKIA Bell Labs

AEROFARMS

[1] BMI 2019 retail food market data, excludes foodservice sales; Produce is defined as fresh produce minus leaf and stem vegetables; [2] Technavio 2020; [3] 2019 Mordor Global Seed Market - Growth, Trends, and Forecast; [4] 2020 Markets and Markets – Hydroponics Market Global Forecast

47

The Strawberry Market is Ripe for Disruption

Large Market

Each year Americans eat an average of approximately 8 lbs. of fresh strawberries per person[1]

Seasonal Supply

Strawberries today are subject to a seasonal supply chain, with most US fresh strawberries grown in California[1]

High Pesticide Use

Strawberries topped the Environmental Working Group's 2021 Dirty Dozen™ list of produce with high pesticide use[1]






AEROFARMS

[1] Environmental Working Group: "Pesticides + Poison Gases = Cheap, Year-Round Strawberries"

48

Preparing for Future Commercial Expansion into New Markets like Berries

AeroFarms' grows better berries, **measured by sweetness, all year round, using zero pesticides**

AeroFarms has grown **over 50 varieties** of strawberries to date, each with a unique size, shape and flavor profile

AeroFarms has a co-development agreement to create **high-performing berry products** with a strategic partner

Harvesting berries since **2017**	Grown over **6,300** berry plants to date	Consistently achieving Brix[1] of 11 **~1.5x** higher than the industry average of 6-8

AEROFARMS
[1] Measure of soluble sugar content
49

50 FINANCIAL OVERVIEW 06Guy Blanchard (CFO)

Future Farm Development Is Enabled by Demonstrated Performance of Core KPIs that Drive Unit Economics at Scale

Core KPIs tracked at Model 4 farm (Newark commercial farm) are shown where 100% represents 100% of business plan target for a Model 5 farm[1]

HARVEST YIELD

Harvest yield measures how much plant weight is grown and harvested for products per unit of area per unit of time vs. long-term plan



100%
50%
0%
91%
97%
99%
Full Year 2020
2H 2020
Q4 2020

Data represents average of every individual grow unit harvested during the period; commonly, "champion" yields can exceed 125%+ of long-term target

PRICE PER LB. SOLD

Price per pound[2] measures ability to sell leafy greens product at target prices that support long-term plan



100%
50%
0%
103%
105%
105%
Full Year 2020
2H 2020
Q4 2020

Selling price consistently has achieved targets; AeroFarms' long-term plan is built on being price takers in established distribution channels, though it sells what it believes to be premium product

OVERALL OPERATING EFFICIENCY

Overall Operating Efficiency (OOE) measures two factors versus long-term plan: **utilization** (operating farms at targeted production capacity) and **realization** (selling what is grown)



100%
50%
0%
91%
92%
90%
Full Year 2020
2H 2020
Q4 2020

100% of OOE target is expected to be achieved at future full-scale farms

AEROFARMS

[1] 100% represents Model 5 Farm Design (estimate of technology deployable in 2021); historical monthly data is presented through December 2020; [2] Price per lb. is the price achieved by channel by product, applied to the projected product mix of the Model 5 farm – AeroFarms is achieving target selling price within each channel, which is the key driver of future farm performance

51

Projected Farm Unit Economics Summary

AeroFarms has estimated future farm unit-level economics based on current farm performance and improvements enabled by continuing development of technology.

Model 5 has estimated economics based on AeroFarms' April 2021 design for new farms

Model 6 is "performance spec" based, represented by the equivalent performance of a farm having (relative to the Model 5): 10% higher revenue, 10% lower COGS (excl. rent and depreciation), and 10% lower capex (incl. tenant improvements)

Model 7 represents the equivalent financial performance as a farm with further 10% improvements vs. Model 6

Key Assumptions[1]	MODEL 5 (Current) →	MODEL 6 (March 2022) →	MODEL 7 (September 2023)	Description
Gross Profit	$8 million / 32%	$12 million / 42%	$16 million / 51%	Includes depreciation of fixed assets
EBITDA[2]	$9 million / 34%	$12 million / 42%	$15 million / 49%	Includes corporate SG&A allocation
Unlevered IRR[2,3]	~15%	~22%	~31%	Unlevered farm return, with corporate SG&A allocation
Cash-on-cash Return[4] (Run-rate EBITDA / Total Project Capital)	~16%	~25%	~35%	Simplified measure of return on capital
Total Project Capital[4]	*$52 million*	*$47 million*	*$43 million*	*Includes working capital and tenant improvements but excludes leased real estate*
Annual Revenue	*$25 million*	*$28 million*	*$31 million*	*Levers for increase: yield, product mix, price*

Source: Management

AEROFARMS

[1] Represents 48-grow tower farm economics for each Model 5/6/7. Business plan includes farms of 48 grow towers and large farms of 144 grow towers, sequenced in a rollout of Model 5 farms (current design for new farms), Model 6 farms (financial close beginning March 2022), and Model 7 farms (financial close beginning September 2023). Values are at operational stabilization of a farm; [2]Assumes illustrative SG&A allocation to support farm operations; the AeroFarms consolidated projections carry this SG&A allocation and additional corporate SG&A; [3] Projected 20-year unlevered IRR of the farm .[4] Excludes leased building cost.

52

Achieving Model 6 and 7 Financial Performance Model 6 Alpha Prototype in Newark has demonstrated sustained yields 26% above the Model 5 target, and peak yields of more than 75% above the Model 5 target — more than the gains that are needed to achieve future modeled financial performance. Equivalent financial performance—measured by EBITDA and Cash-on-cash Return— as the Model 6, which AeroFarms believes to be achievable through 26% yield gains alone 1 AeroFarms portion of project capital not inclusive of leased building cost 53

Models 6 & 7 Financial Performance Pathways: COGS

Higher yields, as illustrated on the prior slide, create meaningful operational leverage in AeroFarms' cost structure. Additionally, COGS savings over time are expected to drive higher margins, cash flows and returns on capital.



Total COGS	% Total COGS (Model 5 Farm, approximate)	Cost Absorption Created by Higher Yield *Higher Yield → Lower cost per lb.* *Low / Med / High*	COGS Cost Reduction Opportunity *Low / Med / High*	Drivers *COGS savings expected to come from scale, automation, design optimization*
Labor		■ □ □	■ ■ □	Automation
Utilities		■ ■ □	■ ■ ■	LED efficiency, environmental control technology, optimization
Packaging Materials		■ □ □	■ □ □	Scale
Supplies and Other		■ ■ □	■ ■ □	Scale and operational optimization
Depreciation		■ ■ ■	*N/A*	*See next slide for Farm CapEx*
Rent		■ ■ ■	■ ■ □	Cap rate

AEROFARMS 54

Models 6 & 7 Financial Performance Pathways: CapEx, Revenue Capital savings over time are expected to reduce capital costs and drive capital efficiency from Model 5 to Models 6 & 7. Beyond yield, revenue gains are achievable through price, to achieve Models 6 & 7 financial performance. 55

AeroFarm¹ s Financial Overview FARM COUNT # of towers REVENUE ($mm) 144 grow tower farms 48 grow tower farms 768 1,008 13 1,248 16 1,248 16 192 48 432104 55 $825 4191111 $553 1467 $4$13$54$163$330 % growth of towers 300% 125% 78% 31% 24% NM% growth 226% 305%201%102% 67%NM GROSS PROFIT ($mm) EBITDA ($mm) $(2)$(3) $11$137 $264 $423 $(4) $82 $193 $332 % NM margin NM19%35%42%48% 51% %NM margin NMNMNM25% 35%40% Note: Business plan includes farms of 48 grow towers and large farms of 144 grow towers, sequenced in a rollout of Model 5 farms (current design for new farms), Model 6 farms (financial close beginning March 2022), and Model 7 farms (financial close beginning September 2023). “Farm Count” above represents cumulative new farms based on date of financial close. AeroFarms’ consolidated projections carry farm-level SG&A allocation to support farm operations and additional corporate SG&A, including research and development. 1 New farms that are under construction or operating 56

Transaction Summary

SOURCES

	All values in $mm
SVAC Equity	$232
Convertible Note	30
AeroFarms Equity Rollover	800
PIPE Financing	125
Total Sources	**$1,187**

USES

	All values in $mm
AeroFarms Equity Rollover	$800
Cash to Merged Company Balance Sheet	347
Estimated Transaction Expenses	40
Total Uses	**$1,187**

PRO-FORMA CAPITALIZATION (at $10.00)

	All values in $mm
Pro-Forma Shares Outstanding[1]	123.1
Post-Money Equity Value	**$1,231**
(-) Net Cash	375
Pro-Forma Implied Enterprise Value (Post-Money)	**$856**

PRO-FORMA OWNERSHIP (%) AT CLOSING[2]


AeroFarms convertible notes
2.7%
SVAC IPO shares
18.7%
PIPE shares
10.2%
Sponsor shares
3.5%
65.0%
Existing AeroFarms shareholders

Note: Assumes no redemptions from Spring Valley Acquisition Corp.; assumes new shares issued at a price of $10.00

AEROFARMS

[1] Comprised of 80.0mm shares owned by existing AeroFarms shareholders, 12.5mm PIPE shares, 23.0mm SVAC shares outstanding, 4.25mm SPAC sponsor shares and 3.3 shares owned by AeroFarms convertible notes holders; [2] Excludes impact of (i) 11.5mm Spring Valley Acquisition Corp. warrants and 8.9mm founder warrants struck at $11.50, which are not subject to vesting; (ii) SPAC Sponsor Shares which are subject to vesting are as follows: 250,000 shares will be subject to vesting based on a $12/share price target; 250,000 founder shares will be subject to vesting based on a $14/share price target; 500,000 founder shares will be subject to vesting based on a $15/share price target; 500,000 founder shares will be subject to vesting based on a $20/share price target; and (iii) New EIP which will dilute all of the above accordingly

57

Valuation Benchmarking ENTERPRISE VALUE / REVENUE Sustainable High-growth Food Overall Median: 6.3x 2.6x 4.2x 6.0x 3.6x 8.0x 10.1x 4.6x 2.4x Monster BeverageFevertree DrinksTattooed ChefVital Farms 2025E2026E Corporation ENTERPRISE VALUE / EBITDA Sustainable High-growth Food High-growth Food and Beverages (Ent. Value / CY2022E (CY+1) EBITDA) Overall Median: 43.1x 10.4x 4.4x 23.9x27.5x 11.7x 22.5x 44.6x41.7x45.5x 1 2025E2026E 2025E2025E2025E Monster BeverageFevertree DrinksTattooed ChefVital Farms Source: FactSet and company filings as of May 21, 2021 Note: Companies sorted from high to low based on firm value; 1 Financials converted to USD, USD / GBP conversion rate of 1.416 as of May 21, 2021 58

AeroFarms Company Highlights AeroFarms has a 15+ year track record of vertical farming at scale and an expert management team that is revolutionizing the farming industry Technology and data are a competitive differentiator and moat for AeroFarms AeroFarms sells leafy greens commercially with a brand that is winning at retail and with potential development partners A substantial pipeline of farm projects and a total addressable market of $1.8T represents an enormous opportunity for expansion AeroFarms has increasingly attractive unit economics across multiple new farm models 59

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